UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

               [ ] Check box if no longer subject to Section 16.
        Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
  17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

1.     Name and Address of Reporting Person*

       Elliott International, L.P.
       c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker Trading Symbol

       Sunshine Mining and Refining Company (SSMR)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for Month/Year

       03/02

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person
       [ ] Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.     Title of Security (Instr. 3)

       (a) Common Stock
       (b) Common Stock
       (c) Common Stock
       (d) Common Stock
       (e) Common Stock
       (f) Common Stock
       (g) Common Stock
       (h) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a) 03/19/02
       (b) 03/20/02
       (c) 03/21/02
       (d) 03/22/02
       (e) 03/26/02
       (f) 03/27/02
       (g) 03/28/02
       (h) 03/08/02

3.     Transaction Code (Instr. 8)

       (a) S
       (b) S
       (c) S
       (d) S
       (e) S
       (f) S
       (g) S
       (h) S


       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

       (a)  20,000
       (b)  27,500
       (c)  10,000
       (d)  12,500
       (e)  10,000
       (f)  18,500
       (g)  25,000
       (h) 723,077

             (A) or (D):

       (a) D
       (b) D
       (c) D
       (d) D
       (e) D
       (f) D
       (g) D
       (h) D

             Price:

       (a) $.12
       (b) $.10
       (c) $.09
       (d) $.09
       (e) $.10
       (f) $.09
       (g) $.10
       (h)  #

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) - (h) 11,641,822

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) - (h) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)


2.     Conversion or Exercisable Price of Derivative Security


3.     Transaction Date (Month/Day/Year)


4.     Transaction Code (Instr. 8)

             Code

             V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)

             (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:

             Expiration Date:


7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:

             Amount or Number of Shares:


8.     Price of Derivative Security (Inst. 5)


9.     Number of Derivative Securities Beneficially Owned at End of Month
       (Instr. 4)


10.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 4)


11.    Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

     # Reporting person purchased 282 Shares of Sunshine Argentina, Inc. from Sunshine Mining and Refining Company (the "Issuer"), the purchase price of which was 723,077 shares of the Issuer's common stock.


     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Dated: April 10, 2002

       ELLIOTT INTERNATIONAL, L.P.
       By: Elliott International Capital Advisors Inc.,
                 as Attorney-in-Fact


         By: /s/ Elliot Greenberg
                 Elliot Greenberg
                 Vice President

         **Signature of Reporting Person